Form 10-K, Exhibit 13
period 1996-05-31
PLATINUM ENTERTAINMENT INC
filed 1996-08-29
CIK 883558

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The information in this section should be read together with the consolidated financial statements and notes thereto that are included elsewhere in the Annual Report.

  The Company adopted a May 31 fiscal year end effective June 1, 1994. The discussion below covers the three fiscal years ended May 31, 1996, 1995 and 1994. References herein to "fiscal 1994" or the fiscal year ended May 31, 1994 refer to the pro forma unaudited period derived from the audited financial statements for the five-month period ended May 31, 1994 and the year ended December 31, 1993 in order to present a period comparable to the new fiscal period adopted by the Company.

OVERVIEW

The Company produces, licenses, acquires, markets and distributes high quality recorded music for a variety of musical formats. The Company and its wholly-owned subsidiaries currently produce music for the Gospel, Adult Contemporary, Country and Blues formats, principally under the CGI Records, River North Records, River North Nashville Records and House of Blues labels. The Company's products include new releases, typically by artists established in a particular format, as well as compilations and repackagings of previously recorded music that enable the Company to exploit its catalog of master recordings.

  As an integral part of the Company's growth strategy, during March 1996, the Company completed an initial public offering (the "Offering") of 2,740,000 shares of Common Stock resulting in net proceeds of $32,127,000. See "Public Offering" following.

  The Company has historically sustained losses, in part due to the high costs associated with the establishment and expansion of its activities. Management believes that the significant investments made to date will enhance future profitability. In addition, a significant portion of the Company's historical losses resulted from the operation of the Company's River North recording studio (the "Studio"). During fiscal 1995, the Company decided to discontinue this business and disposed of the Studio operations in conjunction with the Offering. In fiscal 1995, the Company recorded a charge to write down the assets of the Studio to their estimated net realizable value, which was determined to be zero, and to accrue for operating losses through the expected disposal date; such charges of $4,684,000 were included in the net loss for fiscal 1995. The fiscal 1996 net loss includes $226,000 relating to Studio operating costs in excess of amounts estimated at the measurement date.

  The Company records revenues for music products, other than telemarketing C.O.D. sales, when such products are shipped to retailers. In accordance with industry practice, the Company's music products are sold on a returnable basis. The Company's allowance for future returns is based upon its historical results of operations, SOUNDSCAN data and the return rate of the Company's primary distributor, PolyGram Group Distribution, Inc. (PGD). For the fiscal years ended May 31, 1996, 1995 and 1994, the amounts charged against gross revenues for returns and allowances for future returns were $4,732,000, $3,126,000 and $1,174,000, respectively.

  The Company recognizes revenues from the shipment of telemarketing C.O.D. sales when cash is received from the customer. C.O.D. product shipments began during the first quarter of fiscal 1995 and were discontinued in mid-February 1996, when the Company determined that C.O.D. orders would no longer be accepted.

  A significant recurring funding requirement of the Company is for repertoire expenses, which include recording costs and advances to artists. The Company makes substantial payments each year for recording costs and advances in order to maintain and enhance its artist ros-ter. These costs are recouped from the artists' royalties, to the extent possible, from future album sales. Artist advances are capitalized as an asset when the current popularity and past performance of the artist provides a sound basis for estimating the probable future recoupment of such advances from earnings otherwise payable to the artist.

  In fiscal 1996, the Company entered into an international licensing agreement with MCA Records, Ltd. (MCA). The Company was not a party to any such licensing arrangement in fiscal 1995 or 1994. Revenues derived from the licensing are calculated as a percentage of retail sales by the licensee net of returns and are recognized by the Company upon notification of retail sales net of returns by the licensee. Manufacturing and related costs (other than artist royalties, which are paid by the Company) are borne by the licensee. Artist royalties paid by the Company in connection with international sales are recorded as costs of artist projects and other revenues and are calculated as a percentage of retail sales net of returns.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items derived from the Company's consolidated statements of operations as a percentage of gross revenues:





                                                                                                              Pro Forma
                                                            Year Ended               Year Ended               Year Ended
                                                           May 31, 1996             May 31, 1995             May 31, 1994
- ----------------------------------------------------------------------------------------------------------------------------
Total gross revenues                                 $24,777,000    100.0%    $15,359,000    100.0%    $ 8,929,000    100.0%
Less: Returns and allowances                          (4,732,000)    19.1%     (3,126,000)    20.4%     (1,174,000)    13.2%
Less: Allowance for unrecoupable artist advances      (2,507,000)    10.1%     (1,128,000)     7.3%     (1,219,000)    13.7%
- ----------------------------------------------------------------------------------------------------------------------------
Total net revenues                                    17,538,000     70.8%     11,105,000     72.3%      6,536,000     73.1%
Cost of product sales                                  8,107,000     32.7%      4,300,000     28.0%      3,439,000     38.5%
Cost of artist project and other revenues              5,195,000     21.0%      2,601,000     16.9%      1,862,000     20.9%
- ----------------------------------------------------------------------------------------------------------------------------
Total cost of sales and services                      13,302,000     53.7%      6,901,000     44.9%      5,301,000     59.4%
- ----------------------------------------------------------------------------------------------------------------------------
Gross profit                                           4,236,000     17.1%      4,204,000     27.4%      1,235,000     13.7%
- ----------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses           8,173,000     33.0%      8,933,000     58.2%      2,641,000     29.6%
- ----------------------------------------------------------------------------------------------------------------------------
Operating loss                                        (3,937,000)   (15.9%)    (4,729,000)   (30.8%)    (1,406,000)   (15.9%)
Interest income                                          106,000      0.4%         46,000      0.3%              -         -
Interest expense                                        (570,000)    (2.3%)      (157,000)    (1.0%)       (48,000)    (0.5%)
- ----------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations                       (4,401,000)   (17.8%)    (4,840,000)   (31.5%)    (1,454,000)   (16.4%)
Discontinued operations:
     Loss from operations                                      -         -     (2,073,000)   (13.5%)    (2,050,000)   (22.9%)
     Estimated loss on disposal                         (226,000)    (0.9%)    (2,611,000)   (17.0%)             -         -
- ----------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations                       (226,000)    (0.9%)    (4,684,000)   (30.5%)    (2,050,000)   (22.9%)
- ----------------------------------------------------------------------------------------------------------------------------
Net loss                                             $(4,627,000)   (18.7%)   $(9,524,000)   (62.0%)   $(3,504,000)   (39.3%)
- ----------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------




FISCAL YEAR ENDED MAY 31, 1996 COMPARED
TO FISCAL YEAR ENDED MAY 31, 1995

Gross revenues increased $9,418,000 or 61.3% to $24,777,000 for fiscal 1996 compared to $15,359,000 for the prior fiscal year, while net revenues increased $6,433,000 or 57.9%. Product sales increased $5,542,000 or 45.9% to $17,610,000 for fiscal 1996 compared to $12,068,000 for the prior fiscal year. This increase primarily occurred in product sales through PGD and Light Distribution, an operating division of the Company, which increased $3,025,000 and $1,439,000, respectively, for fiscal 1996 compared to the prior fiscal year. The increases in gross revenues generated in the Adult Contemporary, Gospel and Country markets are due principally to increases of $4,116,000, $2,716,000 and $1,655,000, respectively, for fiscal 1996 compared to the prior fiscal year. The increase in Adult Contemporary revenue growth is due, in part, to the success of Peter Cetera's ONE CLEAR VOICE album. The increase in Gospel revenue growth is attributable to the success of a number of new releases, such as THE LIGHT YEARS series, Witness' A SONG IN THE NIGHT and two releases from Glad, A CAPPELLA GERSHWIN and THE A CAPPELLA PROJECT III, combined with the continued popularity of many of the Company's older Gospel releases. The increase in Country revenues is principally due to the release of Ronna Reeves' AFTER THE DANCE, Steve Azar's HEARTBREAK TOWN and production of The Beach Boy's STARS AND STRIPES, VOLUME I, which was released at the end of the first quarter of fiscal 1997. In addition, the Company released its initial three albums, ESSENTIAL BLUES, VOLUMES I & II and ESSENTIAL GOSPEL, under the House of Blues label during fiscal 1996. The licensing, publishing and other revenues increased $1,592,000 to $1,799,000 for fiscal 1996 compared to $207,000 for the prior fiscal year. The most significant component of this increase was the result of the Company's first licensing revenue from international sales through MCA of $553,000. During fiscal 1996, Company management significantly reduced the Company's telemarketing efforts due to the increased costs of television advertising. The increase in other product revenues more than offset decreased telemarketing sales, which declined $527,000 or 27% to $1,422,000 for fiscal 1996 compared to $1,949,000 for the prior fiscal year.

  Returns and allowances increased $1,606,000 or 54.1% to $4,732,000 for fiscal 1996 compared to $3,126,000 for the prior fiscal year. Returns and allowances as a percentage of gross product sales remained relatively unchanged at 26.9% for fiscal 1996 from 25.9% for the prior fiscal year.

  The allowance for unrecoupable artist advances increased $1,378,000 or 95.7% to $2,506,000 for fiscal 1996 compared to $1,128,000 for the prior fiscal year. The fiscal 1996 allowance for unrecoupable artist advances is net of write-offs of approximately $560,000. Allowances for unrecoupable artist advances as a percentage of gross project revenues increased to 46.7% for fiscal 1996 from 36.6% for the prior fiscal year reflecting the Company's increased investment in new releases. This increase resulted from several debut projects produced during fiscal 1996 for which the related advances are fully reserved in accordance with accounting requirements. This increase also reflects increased investments in recently released, or soon to be released, artist projects at May 31, 1996 which require a larger unit sales volume to recoup the related artist advances. In addition, the reserve was increased at fiscal year-end to reflect the continued weakness in the retail music sales market, and management's decision to significantly reduce its telemarketing sales activity as a result of the increased cost of television advertising.

  Cost of product sales increased $3,807,000 or 88.5% to $8,107,000 for fiscal 1996 compared to $4,300,000 for the prior fiscal year, primarily as a consequence of increased product sales. Cost of product sales as a percentage of gross revenues increased to 32.7% for fiscal 1996 from 28.0% in the prior fiscal year. This increase is primarily attributable to increased royalty costs associated with albums released during fiscal 1996 featuring established artists in non-Gospel formats. Further, the reduction in telemarketing sales negatively impacted this percentage due to the lower cost of product sales attributable to telemarketing sales compared with other distribution channels.

  Cost of artist project and other revenues increased $2,594,000 or 99.7% to $5,195,000 for fiscal 1996 compared to $2,601,000 for the prior fiscal year. These costs as a percentage of gross revenues increased to 21.0% for fiscal 1996 compared to 16.9% for the prior fiscal year. The increase reflects the Company's increasing volume of new products and the higher costs associated with developing projects in the Adult Contemporary and Country formats, including projects involving Peter Cetera, Ronna Reeves, Steve Azar and The Beach Boys, as compared to Gospel projects.

  In addition, these costs include the royalties paid by the Company to artists in connection with its first international sales through MCA, which occurred during fiscal 1996. The Company's liability for such royalties is based on MCA's retail sales of the Company's products net of returns, and equaled approximately 10% of such net retail sales. When presented as a percentage of licensing revenues received by the Company, however, royalties were equal to approximately 50% of such revenues.

  Gross profit increased $32,000 or 0.8% to $4,236,000 for fiscal 1996 compared to $4,204,000 for the prior fiscal year. As a percentage of gross revenues, gross profit decreased to 17.1% for fiscal 1996 compared to 27.4% for the prior fiscal year. This decrease relates to increased allowances on artist advances and an increase in cost of product sales as described above. The decrease is also attributable to increased royalty rates on non-Gospel record sales, a decrease in telemarketing revenues which provide higher gross margins due to the lack of a third-party distribution channel and an increase in product returns. The timing of releases also affects gross profit. The costs of developing several recently released, or soon to be released, projects at May 31, 1996 have the affect of decreasing fiscal 1996 gross profit as product sales on these projects will occur in future periods.

  Selling, general and administrative expenses decreased $760,000 or 8.5% to $8,173,000 for fiscal 1996 compared to $8,933,000 for the prior fiscal year. Selling, general and administrative expenses as a percentage of gross revenues decreased to 33.0% for fiscal 1996 compared to 58.2% for the prior fiscal year. These decreases are primarily attributable to an increased revenue base as well as new budgeting and approval procedures to control and monitor marketing, promotion, production and other costs implemented during the second quarter of fiscal 1996. In addition, the Company incurred substantial one-time investments during fiscal 1995 as described below.

  As a result of the factors described above, the operating loss decreased $792,000 or 16.7% to $3,937,000 for fiscal 1996 from $4,729,000 for the prior fiscal year.

  No tax benefit has been recorded to date through May 31, 1996 due to the Company's valuation allowance at May 31, 1996, as required under generally accepted accounting principles. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the Company's net operating loss carryforward of approximately $12,523,000, expiring in years 2007 through 2011, is subject to annual limitations due to a change in ownership as a result of the Offering. Consequently, approximately $3,700,000 of the loss carryforward at May 31, 1996 will be available to offset fiscal 1997 taxable income.

  Interest expense increased $413,000 to $570,000 for fiscal 1996 compared to $157,000 for the prior fiscal year. This increase is due to increased bank and related party financing used by the Company to fund operations in fiscal 1996 compared to the prior fiscal year. In fis-cal 1996, all outstanding debt was retired with the net proceeds received from the Offering. Accordingly, no interest expense was incurred following the closing of the Offering.

  Net loss decreased $4,897,000 to $4,627,000 for fiscal 1996 from $9,524,000 for the prior fiscal year. The net loss for fiscal 1995 included $4,684,000 related to operations discontinued during fiscal 1995. During fiscal 1996, the Company experienced an additional $226,000 of costs related to the discontinued operations in excess of estimated amounts at the measurement date. Included in the aforementioned costs of the discontinued operations for fiscal 1996, are $302,000 for management, administrative services and interest expense charged by the Company to the Studio. The improved net loss for fiscal 1996 also reflects the success of the Company's recent releases, the Company's first international sales through MCA during fiscal 1996 and the effect of the Company's efforts to reduce expenses, which included the implementation of cost controls as discussed above.

FISCAL YEAR ENDED MAY 31, 1995 COMPARED
TO FISCAL YEAR ENDED MAY 31, 1994

Gross revenues increased $6,430,000 or 72.0% to $15,359,000 for fiscal 1995 compared to $8,929,000 for the prior fiscal year, while net revenues increased $4,569,000 or 69.9%. Telemarketing sales, which began in fiscal 1995, accounted for $1,949,000 of gross revenues. Gross product sales into the Christian bookstore market experienced a significant increase from $758,000 in fiscal 1994 to $2,809,000 in fiscal 1995, due principally to the efforts of the newly formed Light Distribution sales staff. In addition, fiscal 1995 was the first full year in which the Company benefited from its distribution agreement with PGD, which dramatically broadened the market for the Company's products. Fiscal 1995 results also reflected the Company's first significant sales efforts outside of its traditional Gospel music market. On a music format basis, the increase in gross revenues in fiscal 1995 resulted from an $896,000 increase in Adult Contemporary sales attributable to the production of Peter Cetera's ONE CLEAR VOICE album, an increase in Gospel gross revenues of $3,419,000 attributable to the success of new releases combined with the continued popularity of many of the Company's older releases and an increase in Country gross revenues of $1,949,000 due primarily to the production and release of albums by Holly Dunn and Steve Kolander.

  Returns and allowances increased $1,952,000 or 166.3% to $3,126,000 for fiscal 1995 compared to $1,174,000 for the prior fiscal year. Returns as a percentage of gross product sales increased to 25.9% in fiscal 1995 from 16.3% in the prior fiscal year. This increase was due primarily to the higher return experience rates associated with the release of various Country artists.

  The allowance for unrecoupable artist advances decreased $91,000 or 7.5% to $1,128,000 for fiscal 1995 from $1,219,000 for the prior fiscal year. Allowances for unrecoupable artist advances as a percentage of gross project revenues decreased to 36.6% for fiscal 1995 from 74.4% for the prior fiscal year. This decrease resulted from significant projects produced during fiscal 1995 with artists whose current popularity and past performance provide a sound basis for estimating the probable future recoupment of their advances.

  Cost of product sales increased $861,000 or 25.0% to $4,300,000 for fiscal 1995 from $3,439,000 for the prior fiscal year. However, these costs as a percentage of gross revenues declined to 28.0% for fiscal 1995 from 38.5% for the prior fiscal year. This favorable variance was due primarily to the revenues generated by the Company's telemarketing operations. As discussed below, the favorable impact from telemarketing sales was offset in part by additional selling, general and administrative costs incurred to create and support the telemarketing sales infrastructure.

  Cost of artist project and other revenues increased $739,000 or 39.7% to $2,601,000 for fiscal 1995 from $1,862,000 for the prior fiscal year. However, these costs as a percentage of gross revenues decreased to 16.9% for fiscal 1995 compared to 20.9% for the prior fiscal year. The dollar increase reflected an increase in Adult Contemporary and Country projects which were higher in cost than Gospel projects.

  Gross profit increased $2,969,000 or 240.4% to $4,204,000 for fiscal 1995 from $1,235,000 for the prior fiscal year. As a percentage of gross revenues, gross profit increased to 27.4% for fiscal 1995 compared to 13.7% for the prior fiscal year. This increase was partially attributable to the increase in sales of Adult Contemporary and Country artist albums. A greater percentage of these products were sold as compact discs than the Company's Gospel products, generating greater margins. In addition, these releases also commanded higher wholesale and retail sales prices than the Gospel releases. Telemarketing sales, which began in fiscal 1995, also generated higher gross margins due to the lack of third-party distribution fees and lower royalties attributable to product sold through this distribution channel.


  Selling, general and administrative expenses increased $6,292,000 or 238.2% to $8,933,000 for fiscal 1995 compared to $2,641,000 for the prior fiscal year. Selling, general and administrative expenses as a percentage of gross revenues increased to 58.2% for fiscal 1995 from 29.6% for the prior fiscal year. This increase reflected an increase in expenses related to additional personnel and facilities necessary to support the larger volume of sales. In addition, this increase in costs and expenses reflected substantial one-time investments made by the Company to develop and promote its Country music label, create a telemarketing division, establish a mail order distribution center and form its own sales force for Light Distribution and outbound telemarketing. These expenditures, which totaled approximately $1,100,000, were fully expensed in fiscal 1995. The major component of these expenses was $900,000 in advertising and promotional costs incurred to establish name recognition for the new Country label. Fiscal 1995 also included $2,200,000 of advertising expenses related to the Company's new telemarketing operations.

  The Company's loss from continuing operations increased $3,386,000 or 232.9% to $4,840,000 for fiscal 1995 compared to $1,454,000 for the prior fiscal year. This increase was primarily the result of the one-time investments made by the Company and fully expensed in fiscal 1995, as discussed above, and other expenses associated with growth and entry into new markets.

  The Company's net loss increased $6,020,000 or 171.8% to $9,524,000 for fiscal 1995 compared to $3,504,000 for the prior fiscal year. The fiscal 1995 loss included an operating loss of $2,073,000 related to the Studio operations, as compared to a loss of $2,050,000 for fiscal 1994. In addition, the fiscal 1995 net loss included a reserve of $1,238,000 for anticipated operating costs of the Studio through the expected disposal date and a charge of $1,373,000 to write down the Studio assets to their net realizable value. A significant portion of the fiscal 1995 loss was also attributable to certain one-time investments of $1,100,000 which were expensed in fiscal 1995.

RECENT DEVELOPMENTS On June 20, 1996, the Company acquired substantially all of the assets of REX Music, Inc. (REX) for $480,000, which approximated the indebtedness of REX to the Company. REX produces, licenses and markets recorded music, primarily in the Gospel format, for markets primarily in the United States. The acquisition has been accounted for by the purchase method of accounting and the purchase price of $480,000 approximates the fair value of the assets acquired.

RECENTLY ISSUED ACCOUNTING STANDARDS In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation"("FAS 123"). This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which the Company issues its equity instruments to acquire services from nonemployees. The Statement defines a fair value based method of measuring compensation costs for such activity, but does not require accounting compliance under this method and allows compensation costs for such activity to be measured using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees"("Opinion 25"), the method currently utilized by the Company. Entities electing to remain with the accounting method prescribed by Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. This Statement is effective for the Company's fiscal year ending May 31, 1997. Management intends to continue accounting for stock options pursuant to Opinion 25 and has not yet determined what impact this Statement will have on the Company's financial disclosures.

SEASONALITY The Company's results of operations are subject to seasonal variations. In accordance with industry practice, the Company records revenues for music product, except those related to the telemarketing C.O.D. sales, when such products are shipped to retailers. The Company has historically experienced a decline in revenues and net income in its third fiscal quarter (December, January and February) due to the fact that retailers purchase products from the Company in the quarter ending November 30 in anticipation of holiday sales. As a result, sales are traditionally lower during December and the post holiday period.

PUBLIC OFFERING On March 12, 1996, the Company sold 2,500,000 shares of Common Stock to the public at an initial offering price of $13 per share. In addition, on March 28, 1996, the Company sold an additional 240,000 shares of Common Stock to the public at the initial offering price, pursuant to an over-allotment option granted the underwriters of the public offering. These sales (after payment of underwriting discounts and commissions and a financial advisory fee) resulted in net proceeds of $32,127,000. The net proceeds were used to: (i) retire outstanding related party debt of $4,867,000, (ii) retire outstanding borrowings under the Company's line of credit of $4,980,000, (iii) retire an outstanding bank term loan of $4,000,000, (iv) redeem a portion of the

Company's Series A-1 Non-Convertible Preferred Stock, including settlement of unaccrued dividends, for cash of $4,500,000 (with the remaining redemption settled with shares of Common Stock) and (v) pay costs related to the Offering, approximating $1,200,000. The remaining proceeds, approximately $12,600,000, are being used for working capital and other general corporate purposes, including potential acquisitions. The Company expects the Offering to have a positive impact on future operations, including enhancing the ability to fund future projects and capital requirements, reduce interest expense and increase interest income earned on excess cash remaining after the Offering.

LIQUIDITY The Company's cash balances were $8,222,000 and $87,000 at May 31, 1996 and 1995, respectively. Net cash used in operating activities was $8,755,000 for continuing operations and $1,011,000 for discontinued operations for fiscal 1996. The uses reflect the significant increases in volume for continuing operations during the period, including net cash used to fund trade receivables of $1,912,000 and artist advances of $3,331,000, attributable to new releases by various artists, including Peter Cetera, Steve Azar, Ronna Reeves and numerous Gospel artists and increased investment in new and future releases including albums by The Beach Boys, Crystal Bernard and a number of Gospel artists.

  Financing activities to fund the Company's operations for fiscal 1996 were funded with the net proceeds from the Offering of $32,127,000 (before $1,170,000 in costs related to the Offering), $4,330,000 of additional related party financing and $1,980,000 of bank debt. This funding was partially offset by payments of $9,480,000 to retire all outstanding bank debt, $4,867,000 to retire all outstanding related party debt and $4,500,000 in conjunction with the mandatory redemption of the Company's Series A-1 Non-Convertible Preferred Stock (see "Public Offering" above).

  Investing activities for fiscal 1996 totaled $574,000 relating primarily to additions of office equipment and computers and leasehold improvements.

  Net cash used in operating activities was $6,590,000 in fiscal 1995. The uses reflect the significant increases in sales volume during the period, including an increase in inventory to support greater product sales volume and increased investment in releases for and subsequent to the period including albums by Peter Cetera, Holly Dunn and a number of Gospel artists.

  Financing activities to fund the Company's operations for fiscal 1995 were funded with $4,953,000 of equity financing and $1,953,000 of net bank financing. There was no significant investing activity for this period.

  Similarly, the Company experienced net cash uses from operations and investment activities of $1,543,000 during the five-month period ended May 31, 1994. This cash deficit was fully funded with related party and bank debt. In calendar year 1993, the Company's net cash uses from operating activities was $2,973,000. In addition, the Company spent $1,104,000 on property and equipment and acquired Lexicon Music, Inc. for $700,000. The cash needed for these activities was obtained primarily from bank financing.

  A significant recurring funding requirement of the Company is for repertoire expenses, which include recording costs and advances to artists. The Company makes substantial payments each year for recording costs and advances in order to maintain and enhance its artist roster. These costs are recouped from the artists' royalties, to the extent possible, from future album sales. Artist advances are capitalized when the current popularity and past performance of the artist provides a sound basis for estimating the probable future recoupment of such advances from earnings otherwise payable to the artist.

CAPITAL RESOURCES The Company retired all of its then outstanding debt with the net proceeds from the Offering. The Company also redeemed all of the Series A-1 Non-Convertible Preferred Stock outstanding with net proceeds from the Offering and issuance of shares of Common Stock. See "Public Offering."

  During August 1995, the Company entered into a combined debt and letter of credit facility extending its total facility with American National Bank and Trust Company of Chicago ("American National") to $9,250,000 from $8,000,000, which was paid in full with the net proceeds of the Offering and subsequently, this agreement was terminated. The Company intends to enter into a Revised Credit Agreement with American National, extending the borrowing facility to $10,000,000. Pursuant to the Revised Credit Agreement, the Company will be required to maintain certain financial and other covenants. The Revised Credit Agreement will have an initial term of one year, subject to annual renewal.

  The Company's long-term capital requirements will depend on numerous factors, including the rate at which the Company grows and acquires new artists and products. The Company has various ongoing needs for capital, including working capital for operations, artist advances and project development costs and capital expenditures to maintain and expand its operations. In addition, as part of its strategy, the Company evaluates potential acquisitions of music catalogs, publishing rights and labels. The Company may in the future consummate acquisitions which may require the Company to make additional capital expenditures, and such expenditures may be significant. Future acquisitions may be funded with available cash from the net proceeds of the Offering, seller financing, institutional financing and/or additional equity or debt offerings.

  Stockholders' deficit at May 31, 1996 totaled $18,700,000 compared to $14,815,000 at May 31, 1995. This increase of $3,885,000 or 26% is primarily due to the net loss for the year ended May 31, 1996 and preferred dividends of $602,000 which accrued during fiscal 1996.

INFLATION The impact of inflation on the Company's operating results has been moderate in recent years, reflecting generally lower rates of inflation in the economy. While inflation has not had a material impact on operating results, there is no assurance that the Company's business will not be affected by inflation in the future.

SAFE HARBOR PROVISION This Annual Report contains certain forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve substantial risks and uncertainties. When used in this Annual Report, the words "anticipate," "believe," "estimate" and "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. A number of important factors could cause the Company's actual results, performance or achievements for fiscal 1997 and beyond to differ materially from those expressed in such forward-looking statements. These factors include, without limitation, commercial success of the Company's repertoire, charges and costs related to acquisitions, relationships with artists and producers, attraction and retention of key personnel, general economic and business conditions and enhanced competition and new competitors in the recorded music industry.

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
PLATINUM ENTERTAINMENT, INC. AND SUBSIDIARIES

We have audited the consolidated balance sheets of Platinum Entertainment, Inc. and Subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (net capital deficiency) and cash flows for the years ended May 31, 1996 and 1995, the five-month period ended
May 31, 1994 and the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Platinum Entertainment, Inc. and Subsidiaries at May 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended May 31, 1996 and 1995, the five-month period ended May 31, 1994 and the year ended December 31, 1993, in conformity with generally accepted accounting principles.



                                                      /s/ Ernst & Young LLP

                                                               Ernst & Young LLP
Chicago, Illinois
August 14, 1996

PLATINUM ENTERTAINMENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                  May 31, 1996   May 31, 1995
- -----------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                      $  8,222,173   $     87,368
   Accounts receivable, less allowances of
     $1,033,433 and $775,293, respectively           3,302,803      1,649,327
   Artist advances                                   1,581,390        753,421
   Inventories                                       1,538,108      1,451,685
   Notes receivable                                  1,467,007         65,300
   Other                                               472,457        115,415
- -----------------------------------------------------------------------------
Total current assets                                16,583,938      4,122,516

Artist advances, net of current amounts, less
  allowances of $4,942,021 and $3,010,141,
  respectively                                       2,093,224      1,522,513
Property and equipment, net                            698,251        234,848
Music publishing rights, less accumulated
  amortization of $90,443 and $61,111,
  respectively                                         349,557        378,889
Other                                                   18,568         94,220
- -----------------------------------------------------------------------------
Total assets                                      $ 19,743,538   $  6,352,986
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
(NET CAPITAL DEFICIENCY)
Current liabilities:
   Revolving line of credit                       $          -   $  3,000,000
   Bank term loan                                            -      4,500,000
   Accounts payable                                    997,378      1,819,173
   Accrued liabilities and other                     2,104,015        870,110
   Due to related parties                                    -        537,000
   Royalties payable                                 1,427,588      1,286,859
   Net liabilities of discontinued operations                -      1,237,379
- -----------------------------------------------------------------------------
Total current liabilities                            4,528,981     13,250,521

Redeemable preferred stock:
     Series A-1 preferred stock ($.001 par value
     - $6,025,000 liquidation preference); no
     shares authorized, issued and outstanding at
     May 31, 1996 and 18,257,576 shares
     authorized, issued and outstanding at
     May 31, 1995                                            -      5,422,500
Stockholders' equity (net capital deficiency):
   Preferred stock:
     Series A-2 convertible preferred stock
     ($.001 par value); no shares authorized,
     issued and outstanding at May 31, 1996 and
     18,257,576 shares authorized, issued and
     outstanding at May 31, 1995                             -         18,258
     Preferred stock ($.001 par value);
     10,000,000 shares authorized, no shares
     issued and outstanding at May 31, 1996 and
     13,484,848 shares authorized, no shares
     issued and outstanding at May 31, 1995                  -              -
   Common stock:
     Class A convertible common stock ($.001 par
     value); no shares authorized, issued and
     outstanding at May 31, 1996 and 240,000
     shares authorized, issued and outstanding
     at May 31, 1995                                         -            240
     Class B convertible common stock ($.001 par
     value); no shares authorized, issued and
     outstanding at May 31, 1996 and 1,080,000
     shares authorized, issued and outstanding
     at May 31, 1995                                         -          1,080
     Common stock ($.001 par value); 40,000,000
     shares authorized, 5,063,207 shares issued
     and outstanding at May 31, 1996 and
     2,480,000 shares authorized, 49,960 shares
     issued and outstanding at May 31, 1995              5,063             50
   Additional paid-in capital                       35,253,724      2,475,431
   Accumulated deficit                             (20,044,230)   (14,815,094)
- -----------------------------------------------------------------------------
   Stockholders' equity (net capital deficiency)    15,214,557    (12,320,035)
- -----------------------------------------------------------------------------
Total liabilities and stockholders' equity (net
  capital deficiency)                             $ 19,743,538   $  6,352,986
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

PLATINUM ENTERTAINMENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                 Five
                                                 Year ended     Year ended    months ended    Year ended
                                                May 31, 1996   May 31, 1995   May 31, 1994   Dec 31, 1993
- ---------------------------------------------------------------------------------------------------------

Gross product sales                            $ 17,610,121   $ 12,068,358   $  3,474,456   $  4,009,801
Less: Returns and allowances                     (4,732,158)    (3,125,918)      (584,105)      (590,010)
- ---------------------------------------------------------------------------------------------------------
Net product sales                                12,877,963      8,942,440      2,890,351      3,419,791
Cost of product sales                             8,106,499      4,299,721      1,743,228      1,900,874
- ---------------------------------------------------------------------------------------------------------
                                                  4,771,464      4,642,719      1,147,123      1,518,917

Gross artist project revenues                     5,367,368      3,083,934        727,691      1,450,535
Less: Allowance for unrecoupable artist
  advances                                       (2,506,576)    (1,127,718)      (433,060)    (1,360,483)
- ---------------------------------------------------------------------------------------------------------
Net artist project revenues                       2,860,792      1,956,216        294,631         90,052
Licensing, publishing and other revenues          1,798,775        206,570         52,472         28,265
- ---------------------------------------------------------------------------------------------------------
Net artist project and other revenues             4,659,567      2,162,786        347,103        118,317
Cost of artist project and other revenues         5,195,344      2,601,146      1,004,552      1,061,378
- ---------------------------------------------------------------------------------------------------------
                                                   (535,777)      (438,360)      (657,449)      (943,061)
- ---------------------------------------------------------------------------------------------------------
Gross profit                                      4,235,687      4,204,359        489,674        575,856
Selling, general and administrative expenses      8,172,595      8,933,240      1,391,057      2,341,017
- ---------------------------------------------------------------------------------------------------------
Operating loss                                   (3,936,908)    (4,728,881)      (901,383)    (1,765,161)
Interest income                                     106,447         45,792              -              -
Interest expense                                   (570,131)      (156,562)       (27,685)       (33,196)
- ---------------------------------------------------------------------------------------------------------
Loss from continuing operations                  (4,400,592)    (4,839,651)      (929,068)    (1,798,357)
- ---------------------------------------------------------------------------------------------------------
Discontinued operations:
    Loss from operations                                  -     (2,073,306)      (754,621)    (1,519,656)
    Estimated loss on disposal                     (226,044)    (2,610,514)             -              -
- ---------------------------------------------------------------------------------------------------------
Loss from discontinued operations                  (226,044)    (4,683,820)      (754,621)    (1,519,656)
- ---------------------------------------------------------------------------------------------------------
Net loss                                         (4,626,636)  $ (9,523,471)  $ (1,683,689)  $ (3,318,013)
Less: Cumulative preferred dividends               (602,500)  -------------------------------------------
                                                              -------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Loss applicable to common shares               $ (5,229,136)
                                               -------------
                                               -------------
Net loss per common share:
    Continuing operations                      $      (1.71)  $      (2.12)
    Discontinued operations                           (0.08)         (2.05)
- ---------------------------------------------------------------------------------------------------------
                                               $      (1.79)  $      (4.17)
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Weighted average number of common shares
  outstanding                                     2,925,987      2,284,090
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)



                                     Preferred Stock            Common stock                                          Stockholders'
                                ---------------------  --------------------------   Additional                           equity
                                                                                      paid-in                         (net capital
                                Series A-2   No Series  Class A  Class B  No Class    capital            Deficit       deficiency)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992    $     -      $    -    $  240   $ 1,200   $    40  $ 1,988,520      $   (289,921)    $  1,700,079
Net loss for the year ended
  December 31, 1993                   -           -         -         -         -            -        (3,318,013)      (3,318,013)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993          -           -       240     1,200        40    1,988,520        (3,607,934)      (1,617,934)
Net loss for the five months
  ended May 31, 1994                  -           -         -         -         -            -        (1,683,689)      (1,683,689)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1994               -           -       240     1,200        40    1,988,520        (5,291,623)      (3,301,623)
Proceeds from issuance of
  preferred stock, net ($.69
  per share)                     18,258           -         -         -         -      486,801                 -          505,059
Surrender of common stock             -           -         -      (120)        -          120                 -                -
Net loss for the year ended
  May 31, 1995                        -           -         -         -         -            -        (9,523,471)      (9,523,471)
Other                                 -           -         -         -        10          (10)                -                -
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1995          18,258           -       240     1,080        50    2,475,431       (14,815,094)     (12,320,035)
Conversion into common stock    (18,258)          -      (240)   (1,080)    2,050       17,528                 -                -
Initial public offering, net
  ($11.30 per share)                  -           -         -         -     2,740   30,953,450                 -       30,956,190
Exercise of stock options             -           -         -         -        22       55,478                 -           55,500
Conversion of Series A-1
  redeemable preferred stock          -           -         -         -       117    1,524,883                 -        1,525,000
Dividends on Series A-1
  redeemable preferred stock          -           -         -         -         -            -          (602,500)        (602,500)
Founders bonus                        -           -         -         -        65          (65)                -                -
Shares issued in lieu of
  compensation                        -           -         -         -        19      227,019                 -          227,038
Net loss for the year ended
  May 31, 1996                        -           -         -         -         -            -        (4,626,636)      (4,626,636)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 1996         $     -      $    -    $    -   $     -   $ 5,063  $35,253,724      $(20,044,230)    $ 15,214,557
- ----------------------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------------------



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

PLATINUM ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                       Five
                                                      Year ended     Year ended    months ended    Year ended
                                                     May 31, 1996   May 31, 1995   May 31, 1994   Dec 31, 1993
- --------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                            $ (4,626,636)  $ (9,523,471)  $ (1,683,689)  $ (3,318,013)
Adjustments to reconcile net loss to net cash
  used in continuing operating activities:
  Provision for (recovery of) doubtful accounts           28,219         (9,998)        (2,968)        43,446
  Charge for future returns                              147,000        513,000              -        140,000
  Charge for unrecoupable artist advances              1,931,880      1,127,718        433,060      1,444,482
  Charge for distribution fees                            82,921         91,813              -              -
  Charge for slow-moving inventory                       100,000              -              -              -
  Depreciation and amortization                          155,801        133,482         39,035         54,586
  Common stock issued in lieu of compensation            227,038              -              -              -
Changes in operating assets and liabilities:
  Accounts receivable                                 (1,911,616)      (179,178)      (717,539)    (1,277,160)
  Royalties receivable                                         -              -              -        123,387
  Inventories                                           (186,423)      (892,076)       (44,330)      (402,946)
  Notes receivable                                    (1,401,707)       (22,976)             -              -
  Artist advances                                     (3,330,560)    (3,197,322)      (639,390)      (810,863)
  Accounts payable                                      (821,795)     1,122,733        442,230        142,395
  Accrued liabilities and other                        1,233,905        668,663        128,004         31,265
  Due to related parties                                       -              -              -       (329,141)
  Royalties payable                                      140,729        557,173        326,242        391,758
  Other                                                 (523,451)      (129,107)       (47,778)       144,537
- --------------------------------------------------------------------------------------------------------------
Net cash used in continuing operating activities      (8,754,695)    (9,739,546)    (1,767,123)    (3,622,267)
- --------------------------------------------------------------------------------------------------------------
Discontinued operations:
  Depreciation and amortization                                -        539,354        249,388        649,473
  Estimated loss on disposal                             226,044      2,610,514              -              -
  Change in net liabilities                           (1,237,379)             -              -              -
- --------------------------------------------------------------------------------------------------------------
  Net cash provided by (used in) discontinued
  operating activities                                (1,011,335)     3,149,868        249,388        649,473
- --------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                 (9,766,030)    (6,589,678)    (1,517,735)    (2,972,794)
- --------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of property and equipment                     (573,855)      (237,749)       (25,613)    (1,104,452)
Asset purchase of Lexicon Music, Inc.                          -              -              -       (700,000)
- --------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                   (573,855)      (237,749)       (25,613)    (1,804,452)
- --------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net proceeds from (payment of) related parties      $   (537,000)  $    537,000   $    943,819   $    210,000
Payment of note payable to related party                       -       (943,819)      (300,000)             -
Net proceeds from (payment of) revolving line of
  credit                                              (3,000,000)     3,000,000              -      4,000,000
Net proceeds from bank term loan                               -      4,500,000              -              -
Payment of bank term loan                             (4,500,000)    (4,000,000)             -       (646,833)
Net proceeds from long-term debt                               -              -              -      1,400,000
Payment of long-term debt                                      -     (1,139,889)      (102,784)      (157,327)
Net proceeds from initial public offering             30,956,190              -              -              -
Net proceeds from exercise of stock options               55,500              -              -              -
Net proceeds from issuance of preferred stock                  -      4,952,559        975,000              -
Redemption of preferred stock                         (4,500,000)             -              -              -
- --------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities             18,474,690      6,905,851      1,516,035      4,805,840
- --------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                        8,134,805         78,424        (27,313)        28,594
Cash and cash equivalents, beginning of period            87,368          8,944         36,257          7,663
- --------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period            $  8,222,173   $     87,368   $      8,944   $     36,257
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

PLATINUM ENTERTAINMENT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Platinum Entertainment, Inc. (the Company) produces, licenses, acquires, markets and distributes high-quality recorded music for a variety of musical formats for markets principally in the United States. The Company and its wholly owned subsidiaries currently produce music in the Gospel, Adult Contemporary, Country and Blues formats. The Company's activities are primarily in the Gospel and Adult Contemporary formats. Net revenues, net accounts receivable and net artist advances generated by these formats as a percentage of total net revenues, net accounts receivable and net artist advances, respectively, are as follows:

                                                    FIVE MONTHS
                            YEAR ENDED YEAR ENDED      ENDED    YEAR ENDED
                              MAY 31,     MAY 31,     MAY 31,     DEC 31,
                               1996        1995        1994        1993
- --------------------------------------------------------------------------
Net revenues:
  Gospel                        55%         82%         87%         95%
  Adult contemporary            25           8           4           1
  Country                       13           8           8           -
  Blues and other                7           2           1           4

                                                       MAY 31,     MAY 31,
                                                        1996        1995
- --------------------------------------------------------------------------
Net accounts receivable:
  Gospel                                                67%         82%
  Adult Contemporary                                    24           2
  Blues and other                                        9           -
  Country                                                -          16
Net artist advances:
  Country                                               39%         11%
  Adult Contemporary                                    37          37
  Gospel                                                21          50
  Blues and other                                        3           2

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts and transactions of the Company and its wholly owned subsidiaries, River North Studios, Inc.; River North Records, Inc.; CGI Records, Inc.; Lexicon Music, Inc.; Light Records, Inc.; The Recording Experience, Inc.; Just Mike Music, Inc.; Peg Publishing, Inc. and Royce Publishing, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets (five to seven years).

ADVANCES

In accordance with FASB Statement No. 50, "Financial Reporting in the Record and Music Industry," advances to artists and producers are capitalized as an asset when the current popularity and past performance of the artist or producer provides a sound basis for estimating the probable future recoupment of such advances from earnings otherwise payable to the artist or producer. Any portion of such advances not deemed to be recoupable from future royalties is reserved at the balance sheet date. All other significant advances which do not meet the above criteria are fully reserved when paid.

INVENTORIES

Inventories are valued at the lower of cost or market determined on the first in, first out (FIFO) method of accounting. Inventories consist primarily of finished goods.

ADVERTISING

Promotional costs are capitalized for unreleased projects and expensed when the related product is released. All other advertising and promotional costs are expensed when incurred.

MUSIC PUBLISHING RIGHTS

Music publishing rights are amortized over 15 years using the straight-line method.

REVENUE RECOGNITION

Net product sales, other than telemarketing C.O.D. sales, represent revenues derived from sales of records, net of actual returns and reserves for estimated future returns. Telemarketing C.O.D. sales are recognized upon receipt of cash from the customer.

  Artist project revenues represent revenues derived from the production and promotion of artist records, net of reserves for estimated unrecoupable costs.

  Revenues derived from the licensing of recording masters are recognized upon notification of retail sales by the licensee. Retail sales, net of returns, reported to the Company by the licensee, were approximately $3,409,000 for the year ended May 31, 1996.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash equivalents, trade accounts receivable, notes receivable and trade accounts payable. The fair value of the Company's financial instruments approximates the carrying value of the instruments.

INCOME TAXES

Deferred income taxes are calculated based on the differences between the bases of assets and liabilities for financial statement and income tax return purposes, primarily related to reserves against trade accounts receivable and artist advances, at the enacted tax rates at which the resulting taxes are expected to be paid.

STOCK OPTIONS

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which the Company issues its equity instruments to acquire services from nonemployees. The Statement defines a fair value based method of measuring compensation costs for such activity, but does not require accounting compliance under this method and allows compensation costs for such activity to be measured using the intrinsic value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("Opinion 25") the method currently utilized by the Company. Entities electing to remain with the accounting method prescribed by Opinion 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in FAS 123 had been applied. This Statement is effective for the Company's fiscal year ending
May 31, 1997. Management intends to continue accounting for stock options pursuant to Opinion 25 and has not yet determined what impact this Statement will have on the Company's financial disclosures.

NET LOSS PER COMMON SHARE

Net loss per common share is computed based upon the weighted average number of common shares outstanding. Common and common equivalent shares issued during the 12-month period prior to the March 12, 1996 public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and the public offering price of $13 per share. No effect has been given to common equivalent shares issued for any other period as the effect would be antidilutive. In addition, all convertible preferred stock and convertible Class A common stock and Class B common stock are treated as if converted into common shares at the date of issuance.

  A portion of the net proceeds received from the Offering were used to retire indebtedness of the Company and redeem a portion of the Series A-1 Non-Convertible Preferred Stock. Supplemental loss per common share, adjusted to reflect the elimination of interest expense incurred on such borrowings during fiscal 1996 and the payment of mandatory preferred dividends, is $1.52 per common share.

RECLASSIFICATIONS

Certain amounts in the year ended May 31, 1995, the five months ended May 31, 1994 and the year ended December 31, 1993 consolidated financial statements have been reclassified to conform with the year ended May 31, 1996 presentation.

3. DISCONTINUED OPERATIONS

On April 18, 1995, the Board of Directors approved a plan to sell the studio operations of River North Studios, Inc. (RNS). As part of such plan, the Company sold RNS to a company which is owned 80% by a minority stockholder and former officer of the Company. As consideration, the Company, under a five-year agreement, was entitled to use the recording studio for an amount of recording time, as defined in the agreement, at no charge. However, as management could not estimate future usage of the recording studio, the sale was recorded with no dollar value assigned to this consideration. This agreement was subsequently terminated.

  In fiscal 1995, the Company recorded a charge to write down the assets of RNS to their estimated net realizable value, which were determined to be zero, and to accrue for operating losses through the expected disposal date in January 1996 ($1,373,135 and $1,237,379, respectively). Included in the estimate for the operating losses through the expected disposal date were rent and utilities costs estimated to be incurred subsequent to the disposal date that were not assumed by the buyer.

  No income tax benefits have been allocated to RNS losses because there are no realizable taxable benefits available to allocate to the discontinued operations. RNS losses are included in the Company's net operating loss carryforwards disclosed in Note 9.

Revenues of RNS are as follows:

     Year ended May 31, 1996                 $ 183,000
     Year ended May 31, 1995                   345,000
     Five months ended May 31, 1994            165,000
     Year ended December 31, 1993              495,000

The accumulated deficit of RNS is as follows:

     May 31, 1996                           $7,141,000
     May 31, 1995                            6,958,000

For the year ended May 31, 1996, the Company charged the discontinued operations approximately $302,000 for management and administrative services and additional interest cost. The additional interest cost is the interest incurred by the Company for using its revolving line of credit to fund the working capital requirements of the discontinued operations. Such allocations were not applicable for the year ended May 31, 1995 and the five-month period ended May 31, 1994. In the year ended December 31, 1993, charges for such services were paid to a related party (see Note 10).

  The fiscal year ended May 31, 1996 net loss includes $226,000 related to operating costs in excess of amounts estimated at the measurement date.

4. DISTRIBUTION AGREEMENT

The Company has an exclusive domestic distribution agreement (Agreement) with PolyGram Group Distribution, Inc. (PGD). The term of the Agreement was extended during fiscal 1996 through December 31, 2000, unless extended or terminated under certain provisions of the Agreement. The Agreement appoints PGD exclusive distributor of the Company's products through normal retail channels, which excludes certain methods of distribution as defined. The distribution services rendered by PGD include billing and collecting from customers, bearing bad debts, distributing promotional items, advertising, undertaking retail marketing and inventory control activities and processing returns. Distribution fees paid by the Company for various distribution services provided by PGD include 18% of net sales generated by PGD and an additional 2% of the credit price for all product returns. The payment of all such fees owed to PGD by the Company is secured by all of the Company's inventories in PGD's possession awaiting distribution. Such inventories are $901,000 and $427,000 at May 31, 1996 and 1995, respectively.

                                        GROSS SALES    NET SALES
- -----------------------------------------------------------------

Product sales generated through PGD are as follows:

     Year ended May 31, 1996            $9,969,000     $7,226,000
     Year ended May 31, 1995             6,944,000      4,926,000
     Five months ended May 31, 1994      2,908,000      2,368,000
     Year ended December 31, 1993        2,822,000      2,791,000

Accounts receivable include the following net amounts due from PGD:

     May 31, 1996                                      $1,326,000
     May 31, 1995                                       1,885,000

5. VALUATION AND QUALIFYING ACCOUNTS
Activity of the Company's valuation and qualifying accounts is as follows:



                                                                                   ADDITIONS
                                                                           ---------------------------
                                                             BALANCE AT      CHARGED TO    CHARGED TO
                                                            BEGINNING OF     COSTS AND        OTHER                      BALANCE AT
                                                               PERIOD         EXPENSES       ACCOUNT      DEDUCTIONS   END OF PERIOD
- ------------------------------------------------------------------------------------------------------------------------------------

Year ended May 31, 1996:
   Reserves and allowances deducted from asset accounts:
     Reserve for future returns                             $  653,000     $        -     $  572,393(1) $   425,393(2) $   800,000
     Reserve for distribution fees                              91,813         82,921              -              -        174,734
     Allowance for doubtful accounts                            30,480         43,271              -         15,052(3)      58,699
     Reserve for unrecoupable artist advances                3,010,141              -      3,066,920(4)   1,135,040(5)   4,942,021
     Allowance for slow-moving inventory                             -        100,000              -              -        100,000
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            $3,785,434     $  226,192     $3,639,313    $ 1,575,485    $ 6,075,454
- ------------------------------------------------------------------------------------------------------------------------------------
Year ended May 31, 1995:
   Reserves and allowances deducted from asset accounts:
     Reserve for future returns                             $  140,000     $        -     $  513,000(1) $         -    $   653,000
     Reserve for distribution fees                                   -         91,813              -              -         91,813
     Allowance for doubtful accounts                            40,478              -              -          9,998(3)      30,480
     Reserve for unrecoupable artist advances                1,882,423              -      1,127,718(4)           -      3,010,141
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            $2,062,901     $   91,813     $1,640,718    $     9,998    $ 3,785,434
- ------------------------------------------------------------------------------------------------------------------------------------
Five months ended May 31, 1994:
   Reserves and allowances deducted from asset accounts:
     Reserve for future returns                             $  140,000     $        -     $        -    $         -    $   140,000
     Allowance for doubtful accounts                            43,446              -              -          2,968(3)      40,478
     Reserve for unrecoupable artist advances                1,449,363              -        433,060(4)           -      1,882,423
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            $1,632,809     $        -     $  433,060    $     2,968    $ 2,062,901
- ------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1993:
   Reserves and allowances deducted from asset accounts:
     Reserve for future returns                             $        -     $        -     $  140,000(1) $         -    $   140,000
     Allowance for doubtful accounts                                 -         43,446              -              -         43,446
     Reserve for unrecoupable artist advances                   88,880              -      1,360,483(4)           -      1,449,363
- ------------------------------------------------------------------------------------------------------------------------------------
                                                            $   88,880     $   43,446     $1,500,483    $         -    $ 1,632,809
- ------------------------------------------------------------------------------------------------------------------------------------



(1) ESTIMATED FUTURE SALES RETURNS, CHARGED AGAINST GROSS PRODUCT SALES. (2) ACTUAL SALES RETURNS, CHARGED AGAINST RESERVE FOR FUTURE RETURNS. (3) WRITE-OFFS, NET OF RECOVERIES. (4) ESTIMATED UNRECOUPABLE ARTIST ADVANCES, CHARGED AGAINST GROSS ARTIST PROJECT REVENUES. (5) RECOUPMENT OF RESERVED ADVANCES AND WRITE-OFFS.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:
                                                 MAY 31
                                    ----------------------------
                                       1996                1995
- ----------------------------------------------------------------
Audio equipment                     $ 11,432            $ 11,432
Office equipment and computers       498,509             239,986
Furniture and fixtures               267,473              82,701
Leasehold improvements               149,609              19,049
Automobile                             5,000               5,000
- ----------------------------------------------------------------
                                     932,023             358,168
Less: Accumulated depreciation       233,772             123,320
- ----------------------------------------------------------------
Net property and equipment          $698,251            $234,848
- ----------------------------------------------------------------
- ----------------------------------------------------------------

During fiscal 1996, the Company purchased $421,000 of office equipment, furniture and fixtures and leasehold improvements from a company that is wholly owned by a director, officer and stockholder of the Company.

7. ADVERTISING

Advertising expenses are as follows:

Year ended May 31, 1996           $1,968,000
Year ended May 31, 1995            3,664,000
Five months ended May 31, 1994       271,000
Year ended December 31, 1993         195,000

8. DEBT

Subsequent to the offering, the Company retired all of its then-outstanding bank debt, consisting of borrowings against a line of credit totaling $4,980,000 and a term loan of $4,000,000, with net proceeds from the offering.

Interest expense and cash paid for interest are as follows:

                                              EXPENSE
                                            RELATING TO
                                   TOTAL    DISCONTINUED     CASH PAID
                                  EXPENSE    OPERATIONS    FOR INTEREST
- -----------------------------------------------------------------------
Year ended May 31, 1996           $891,000    $333,000      $1,022,000
Year ended May 31, 1995            597,000     447,000         516,000
Five months ended May 31, 1994     173,000     145,000         139,000
Year ended December 31, 1993       247,000     214,000         227,000

9. INCOME TAXES

Significant components of deferred income taxes consist of the following:

                                                           MAY 31
                                                 -------------------------
                                                     1996           1995
- --------------------------------------------------------------------------
Net operating loss carryforwards                 $4,741,000     $3,653,000
Reserve for unrecoupable artist advances          1,878,000      1,144,000
Reserve for future returns and
    doubtful accounts receivable                    326,000        254,000
Liabilities of discontinued operations                    -        470,000
Other                                               368,000         57,000
- --------------------------------------------------------------------------
                                                  7,313,000      5,578,000
Less: Valuation allowance                         7,313,000      5,578,000
- --------------------------------------------------------------------------
                                                 $        -     $        -
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

No tax benefit has been recognized in the accompanying statement of operations to date due to the valuation allowance. The valuation allowance increased $1,735,000 and $3,604,000 during the years ended May 31, 1996 and 1995, respectively, due principally to net operating loss carryforwards and differences between the book and tax accounting treatment of the reserve for unrecoupable artist advances.

  Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, the Company's net operating loss carryforward of approximately $12,523,000, expiring in years 2007 through 2011, is subject to annual limitations due to a change in ownership as a result of the initial public offering. Accordingly, approximately $11,521,000 of the net operating loss carryforward is subject to an annual limitation of approximately $2,200,000.

10. RELATED PARTY TRANSACTIONS

During fiscal 1996, the Company retired all of its outstanding related party debt with net proceeds from the initial public offering. Principal and interest payments to related parties during the current fiscal year totaled $4,867,000 and $202,000, respectively. Interest expense incurred due to related parties approximated interest paid to related parties.

  Under an agreement dated May 1996, the Company sold certain audio-visual rights for $401,000 and its right to free future studio usage for $850,000 to a minority stockholder and former officer of the Company, who previously acquired the Studio assets (see Note 3). The $401,000 is reflected in licensing, publishing and other revenues in the accompanying statements of operations. The $850,000 is being amortized to offset cost of artist projects over a twenty-seven month period. As a result, the note receivable balance at May 31, 1996 includes $1,058,000 relating to these transactions.

  Prior to May 31, 1994, the Company incurred operating expenses relating to sales personnel, management and accounting services which were provided by an affiliated company. Subsequently, these costs are incurred by the Company and its personnel. Such costs are as follows:

Year ended May 31, 1996           $      -
Year ended May 31, 1995                  -
Five months ended May 31, 1994     156,000
Year ended December 31, 1993       400,000

The Company has two joint venture agreements with subsidiaries of House of Blues under which the Company produces, markets and distributes compilations of Blues and Gospel recordings on the House of Blues record label. The Chairman and Chief Executive Officer of House of Blues is a member of the Company's Board of Directors. The Company is required to pay royalties to House of Blues based upon the net profits of each project. No such royalties have been incurred as of May 31, 1996.

  See also Notes 3, 6, 11 and 15.

11. LEASES

Future minimum rental payments, excluding adjustments for real estate tax increases, due under noncancelable operating leases having an initial term of more than one year as of May 31, 1996, are as follows:

1997     $240,000
1998       53,000
- -----------------
         $293,000
- -----------------
- -----------------

Rent expense is as follows:

                                                 EXPENSE
                                                RELATING TO
                                  TOTAL        DISCONTINUED
                                  EXPENSE       OPERATIONS
- -----------------------------------------------------------
Year ended May 31, 1996           $619,000       $340,000
Year ended May 31, 1995            583,000        309,000
Five months ended May 31, 1994     220,000        120,000
Year ended December 31, 1993       329,000        268,000

Rental payments are personally guaranteed by two officers/stockholders of the Company. Rental payments (which approximated rent expense) totaling $72,000 annually were made to a related party.

12. COMMON AND PREFERRED STOCK

The proceeds from issuance of preferred stock for the year ended May 31, 1995 of $4,952,559 are net of issuance costs of $97,441 and proceeds of $975,000 received prior to May 31, 1994 by the Company were for such issuance.

  The issuance of 1,515,152 shares of Series A-1 preferred stock and 1,515,152 shares of Series A-2 preferred stock during fiscal 1995 for total proceeds of $500,000 was to Platinum Venture Partners I, L.P., a limited partnership whose general partner is majority-owned by stockholders of the Company.

  During March 1996, the Company sold a total of 2,740,000 shares of Common Stock to the public for $13 per share, resulting (after payment of underwriting discounts and commissions and a financial advisory fee) in net proceeds of $32,127,000. The net proceeds were used to: (i) retire outstanding related party debt of $4,867,000; (ii) retire outstanding borrowings under the Company's bank line of credit of $4,980,000; (iii) retire an outstanding bank term loan of $4,000,000; (iv) redeem a portion of the Company's Series A-1 Non-Convertible Preferred Stock for cash of $4,500,000 (along with stock issuance discussed below which, together, included $602,500 of cumulative preferred dividends) and
(v) pay costs related to the public sale, approximating $1,170,000. The remaining net proceeds are being used for working capital and other general corporate purposes, including potential acquisitions.

  Immediately prior to the public sale, a one-for-twenty-five reverse split of the Company's Common Stock, Class A Common Stock and Class B Common Stock occurred (par value of the shares was restated to $.001). Simultaneous with the closing of the public sale, each share of the Company's Class A Common Stock and Class B Common Stock then outstanding converted into one share of Common Stock, each share of Series A-2 Convertible Preferred Stock then outstanding converted into one-twenty-fifth of one share of Common Stock and 22,200 shares of Common Stock were issued to certain stockholders exercising options (having an exercise price of $2.50 per share). Subsequent to the public sale, 117,305 shares of Common Stock were issued in connection with the redemption of the Company's Series A-1 Non-Convertible Preferred Stock (see portion redeemed in cash above) and 65,000 shares of Common Stock were issued to certain of the Company's founders.

  At May 31, 1996, 922,800 unissued shares of common stock have been reserved for future issuance under the Company stock option plans (see Note 14).

13. RETIREMENT PLAN

Employees of the Company are eligible to participate in a defined-contribution benefit plan (Plan) of an affiliated company upon completing six months of service and attaining age 21. The Company may make a matching contribution and an additional discretionary contribution as defined by the Plan.

14. STOCK OPTION PLANS

Under the Platinum Entertainment, Inc. 1993 Stock Option Plan (1993 Plan), incentive and nonqualified stock options may be granted to eligible participants entitling them to purchase up to 144,000 shares of common stock at an option price determined by a committee appointed by the Board of Directors (Committee) to administer the 1993 Plan. The option period is 10 years and 15 years from the date of grant for incentive stock options and nonqualified stock options, respectively. The exercise price for incentive options may not be less than fair market value on the date the option is granted (110% of fair market value in the case of a greater than 10% shareholder), and at no time shall any one participant hold options exercisable for more than 30% of the total common stock reserved for issuance under the 1993 Plan. The exercisability of the options is subject to determination by the Committee.

  Under the provisions of the 1993 Plan, in September 1993 the Company entered into an agreement with an artist which granted the artist options to purchase 40,000 shares of common stock at $.25 per share. Vesting of the options is contingent upon certain performance criteria as follows: 1/3 upon signing the agreement (September 1993) and 2/3 upon delivery of an initial album (May 1995).

  Effective June 1, 1994, the Company adopted the Platinum Entertainment, Inc. 1995 Directors' Stock Option Plan (Directors' Plan) which permits the issuance of 16,000 shares of common stock to directors of the Company who are not employees. Under the terms of the Directors' Plan, the options granted are nonqualified and are issued at a price equal to the fair market value on the date of grant. Fair market value is equal to the closing price reported on the principal securities exchange on which the common stock is traded, or if the common stock is not traded, the fair market value is determined by the Committee. Options granted under the Directors' Plan are fully exercisable on the date of grant for a period of 10 years.

  Effective April 18, 1995, the Company adopted the Platinum Entertainment, Inc. 1995 Employee Incentive Compensation Plan (Incentive Plan) which provides for incentive awards in the form of stock options, stock appreciation rights, deferred stock or other such awards as determined by the Committee. The eligibility of participants is at the discretion of the Committee and may include nonemployees. The Company has reserved 800,000 shares of common stock for issuance under the Incentive Plan. Stock options may be either incentive or nonqualified. The option price and exercisability are determined by the Committee provided that the option price per share is not less than the fair value per share on the date the option is granted, and that no option is exercisable more than 10 years from the date of grant, except in the case of incentive stock options for a greater than 10% shareholder, in which case the option period cannot exceed five years.

  A summary of the activity of the Company's stock option plans is as follows:

                                OUTSTANDING     EXERCISE
                                  OPTIONS        PRICE
- ---------------------------------------------------------
Balance at December 31, 1993      141,200   $    .25-8.25
Granted                             1,600            8.25
- ---------------------------------------------------------
Balance at May 31, 1994           142,800        .25-8.25
Granted                           256,300            8.25
- ---------------------------------------------------------
Balance at May 31, 1995           399,100        .25-8.25
Granted                           545,900      8.25-13.00
- ---------------------------------------------------------
Balance at May 31, 1996           945,000   $   .25-13.00
- ---------------------------------------------------------
- ---------------------------------------------------------

At May 31, 1996, options to purchase 355,567 shares were exercisable.

15. COMMITMENTS

Effective January 1, 1996, and revised May 31, 1996, the Company entered into an agreement with a minority stockholder and former officer of the Company who will provide certain services in connection with the production of recording masters. Among other things, the minority stockholder is entitled to receive an annual advance of $240,000 against royalties payable under the agreement plus $35,000 per year for business expenses. The term of the agreement is one year with an option exercisable by the stockholder at any time prior to August 31, 1996 to extend the term for an additional period of four years.

16. SUBSEQUENT EVENT

On June 20, 1996, the Company acquired substantially all of the assets of REX Music, Inc. (REX) for $480,000, which approximated the indebtedness of REX to the Company. REX produces, licenses and markets recorded music, primarily in the Gospel format, for markets principally in the United States. The acquisition has been accounted for by the purchase method of accounting and the purchase price of $480,000 approximates the fair value of the assets acquired.